UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Telefónica has been awarded exclusive media rights of UEFA Champions League and UEFA Europa League, as well as UEFA Youth League, UEFA Europa Conference League and UEFA Super Cup	2

TELEFÓNICA, S.A. (“Telefónica”) in accordance with the provisions of stock market legislation, communicates the following:

OTHER RELEVANT INFORMATION

Today 20 November 2025, Telefónica has been awarded exclusive media rights of UEFA Champions League and UEFA Europa League, as well as UEFA Youth League, UEFA Europa Conference League and UEFA Super Cup, for the next cycle that includes seasons 2027/2028, 2028/2029, 2029/2030 and 2030/2031.
This is a provisional award, subject to the negotiation and subsequent signing of a contract with UEFA that is expected to be formalised in the coming days, and which would guarantee Telefónica all media rights to the main European football competitions for its residential customers.
UEFA's direct acquisition of this "premium" content will allow Telefónica to continue designing and marketing its channels and content with the best European football.
The total price of the award amounts to 1,464 million euros at a rate of 366 million euros for each of the seasons 2027/2028, 2028/2029, 2029/2030 and 2030/2031.

Madrid, November 20, 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 20, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors